Exhibit 4.16

Letter of Engagement for

Radiopharm Theranostics Limited

In Relation To Proposal #CFO1507

Letter of Engagement in relation to Proposal CFO1507

Contents

INTRODUCTION	3
SCOPE	4
PREAMBLE	7
SCHEDULE OF SERVICES	14
CONFIRMATION	17

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Letter of Engagement in relation to Proposal #CFO1507

INTRODUCTION

Dear Paul Hopper,

We are pleased to accept the instruction to act as your accountant and we are writing to confirm the terms of our appointment and we accept you to be the Nominated Person for Radiopharm Theranostics Limited.

The purpose of this letter, is to set out our terms for carrying out the work and to clarify our respective responsibilities.

We are bound by the ethical guidelines of CAANZ, and accept instructions to act for you on the basis that we will act in accordance with those ethical guidelines. A copy of these guidelines can be viewed at our offices on request or at www.charteredaccountantsanz.com

CLIENT CARE

To ensure that we provide you with the best quality service we like to ensure that all our clients know who will be in charge of their affairs.

The principal in charge of your assignment will be Phillip Hains. Please feel free to contact us on +61 (0) 3 9824 5254 at any time, particularly if you have any queries on the service that is being provided, or have any queries on other services that may be of interest.

The person responsible for the day-to-day aspects of this assignment will be Christian Dal Cin. Please feel free to call on +61 3 9824 5254 at any time, particularly if you have any queries on specific aspects of the work that we are completing or need to provide us with further information.

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Letter of Engagement in relation to Proposal #CFO1507

SCOPE

WHO WE ARE ACTING FOR

●	We are acting for all directors of Radiopharm Theranostics Limited as required.

●	Any change to the nominated person should be notified to us in writing and will not be effective until acknowledged by us in writing. By signing this engagement letter you confirm and warrant that the Nominated Person set out above is authorised to give instructions and information to us on your behalf and to receive our advice and work product on behalf of you.

●	This engagement includes all of the services outlined in the Fees Section of your Proposal #CFO1507-v3

PERIOD OF ENGAGEMENT

This engagement covers the specific piece of work mutually agreed and as detailed above . We will not deal with any earlier work unless you specifically ask us to do so and we agree.

In conducting this engagement, information acquired by us in the course of completing this job is subject to strict confidentiality requirements. That information will not be disclosed by us to other parties except as required or allowed for by law, or with your express consent.

OUR RESPONSIBILITY TO YOU

We have set out the agreed scope and objectives of your instructions within this letter of engagement. Any subsequent changes will be discussed with you and where appropriate a new letter of engagement will be agreed. We shall proceed on the basis of the instructions we have received from you and will rely on you to tell us as soon as possible if anything occurs which renders any information previously given to us as incorrect or inaccurate. We shall not be responsible for any failure to advise or comment on any matter that falls outside the specific scope of your instructions. We cannot accept any responsibility for any event, loss or situation unless it is one against which it is the expressed purpose of these instructions to provide protection.

YOUR RESPONSIBILITY TO US

The advice that we give can only be as good as the information on which it is based. In so far as that information is provided by you, or by third parties with your permission, your responsibility arises as soon as possible if any circumstances or facts alter, as any alteration may have a significant impact on the advice given. If the circumstances change therefore or your needs alter, advise us of the alteration as soon as possible in writing.

STATUTORY RESPONSIBILITY

●	As directors of the company, you are required by statute to prepare accounts (financial statements) for each financial year, which give a true and fair view of the state of affairs of the company and of its profit or loss for that period. In preparing those accounts you must:

Select suitable accounting policies and then apply them consistently. Make judgements and estimates that are reasonable and prudent.

Prepare the accounts on the going concern basis unless it is not appropriate to presume that the company will continue in business.

●	You have engaged us to prepare the accounts on your behalf.

●	It is your responsibility to keep proper accounting records that disclose with reasonable accuracy at any particular time the financial position of the company. It is also your responsibility to safeguard the assets of the company and for taking reasonable steps for the prevention of and detection of fraud and other irregularities with an appropriate system of internal controls.

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Letter of Engagement in relation to Proposal #CFO1507

●	You are responsible for determining whether, in respect of the year concerned, the company meets the conditions for exemption from an audit.

●	You are also responsible for making available to us, as and when required, all the company’s accounting records and all other relevant records and related information, including minutes of management and shareholders’ meetings.

●	You will also be responsible for:

Providing records of all receipts and payments of cash.

Providing records of invoices issued and received.

Reconciling balances with bank statements.

Providing details of the following: stocks and work in progress; fixed assets; amounts owing to suppliers; amounts owing by customers; and accruals and prepayments.

●	Our work will not be an audit of the accounts. Accordingly we shall not seek any independent evidence to support the entries in the accounting records, or to prove the existence, ownership or valuation of assets or completeness of income, liabilities or disclosure in the accounts. Nor shall we assess the reasonableness of any estimates or judgements made in the preparation of the accounts. Consequently our work will not provide any assurance that the accounting records are free from material misstatement, irregularities or error.

●	As part of our normal procedures we may request you to provide written confirmation of any oral information and explanations given to us during the course of our work.

●	We have a professional duty to compile accounts that conform with generally accepted accounting principles. The accounts of a limited company are required to comply with the disclosure requirements of the Corporations Act 2001 and applicable accounting standards. Where we identify that the accounts do not conform to accepted accounting principles or standards, we will inform you and suggest amendments be put through the accounts before being published. We have a professional responsibility not to allow our name to be associated with accounts that may be misleading. In extreme cases, where this matter cannot be resolved, we will withdraw from the engagement and notify you in writing of the reasons.

●	Should you instruct us to carry out any alternative report it will be necessary for us to issue a separate letter of engagement.

OUR SERVICE TO YOU

●	We will not be carrying out any audit work as part of this assignment and accordingly will not verify the assets and liabilities of the company, nor the items of expenditure and income. To carry out an audit would entail additional work to comply with International Standards on Auditing so that we could report on the truth and fairness of the financial statements.

●	Once we have issued our report we have no further direct responsibility in relation to the accounts for this piece of work. However, we expect that you will inform us of any material event occurring between the date of our report and that of the annual general meeting that may affect the accounts.

OUR SERVICES

●	You may request that we provide other services from time to time. We will issue a separate letter of engagement and scope of work to be performed accordingly.

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Letter of Engagement in relation to Proposal #CFO1507

●	Because rules and regulations frequently change you must ask us to confirm any advice already given if a transaction is delayed or a similar transaction is to be undertaken.

FEES

Our fees will be charged in accordance with your fee schedule. Please review this to ensure you understand the basis of our charge and our payment terms. Our fees for all other work are based on time spent. We can provide you with an estimate for each assignment before it commences if you so wish. If it is necessary to carry out work outside the agreed work outlined in this letter it will involve additional fees. These fees will be computed on the basis of time spent by principals and our staff, and on the levels of skill and responsibility involved. A full list of the time spent and the charge out rates used is available on request.

Invoices are payable in full, due upon completion of work, and as per the above service schedule.

LIMITATION OF LIABILITY

●	We specifically draw your attention to our standard terms and conditions that set out the basis on which we limit our liability to you and to others. You should read this in conjunction with our standard terms and conditions that exclude liability to third parties. These are important provisions which you should read and consider carefully.

●	There are no third parties that we have agreed should be entitled to rely on the work done pursuant to this engagement letter.

OWNERSHIP OF DOCUMENTS

●	All original documents obtained from the client arising from the engagement shall remain the property of the client. However, we reserve the right to make a reasonable number of copies of the original documents for our records.

●	Our engagement will result in the production of financial statements, tax returns and supporting documents in electronic format. Ownership of these documents will vest in you. All other documents produced by us in respect of this engagement will remain the property of the firm.

●	The firm has a policy of exploring a legal right of lien over any client documents in our possession in the event of a dispute. The firm has also established dispute resolution processes.

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Letter of Engagement in relation to Proposal #CFO1507

PREAMBLE

A. The Service Provider is engaged in the business of providing listed and unlisted companies finance, administrative and reporting services.

B. The Client is Radiopharm Theranostics Limited.

C. The Service Provider has from the Commencement Date set out above been engaged by the client to provide accounting support services to the Client for a period of 12 months.

D. The Service Provider and the Client wish to set out in writing the terms and conditions of such engagement of the Service Provider.

E. These terms and conditions set out the general terms under which we undertake our business. The specific conditions relating to particular assignments will be covered in your Engagement Letter and Fee Terms.

1 – DURATION

1.1) Subject to clauses 2.9 and 8, this agreement shall continue in force for a minimum period of:

(a) 12 months from the Commencement Date;

1.2) At or before the expiry of the period specified in clause 1.1, the Client may, in its absolute discretion, by notice in writing to the Service Provider, extend this agreement for a period to the 12 month anniversary of the Commencement Date.

1.3) If the Client provides notice pursuant to clause 1.2, this agreement may only be terminated by the Client prior to the expiry of the 12 month minimum period upon the payment of the standard monthly fees payable for the balance of the 12 month minimum period.

Thereafter this agreement shall remain in force from the expiry of the minimum 12-month period until terminated by the Client or the Service Provider by giving the other party 3 months’ notice in writing or where the Client is terminating, the payment of 3 months’ standard monthly fees in lieu of notice.’

1A – WARRANTY BY SERVICE PROVIDER

The Service Provider shall provide the Services competently, with due diligence and to a professional standard.

2 – SERVICE FEE

2.1) In consideration of the Service Provider providing the services identified in Item 2 of the Schedule (’Services’) the Client agrees to pay the standard monthly fee set out at Item 1 of the Schedule.

Completion of the first 12 months of the term of this Agreement and at regular intervals thereafter the service fee may be reviewed, and the parties may re-negotiate the standard monthly fee.

2.2) The monthly standard fee is payable monthly in advance by direct debit from the bank account nominated by the Client, with the first monthly standard fee payable by the Client to the Service Provider on the Commencement Date and thereafter on the first day of each month.

2.3) Prior to commencing the Services, representatives of the Service Provider and the Client will meet to determine an estimate of the number of days of work per month that the Service Provider will be required in order to provide the Services. If, due to reasons beyond the Service Provider’s control, this number of days work is exceeded in any month then the days in excess of the estimate will be treated as additional work outside the scope of the Services and will be charged in accordance with clause 2.4.

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Letter of Engagement in relation to Proposal #CFO1507

2.4) If work outside of the scope of the Services is required, or if the Service Provider agrees to perform work outside the scope of the Services, the Service Provider will charge the Client a fee based on hourly rates set out in Item 3 of the Schedule for such additional work.

2.5) Any additional work will be invoiced by the Service Provider at such intervals as the Service Provider in its absolute discretion determines. Payment by the Client for such additional work carried out by the Service Provider is to be made within fourteen (14) days of the date of the invoice provided by the Service Provider to the Client.

2.6) In addition to fees, as set out above, the Service Provider will also charge the Client all reasonable direct out-of-pocket expenses incurred by the Service Provider (only if supported by valid receipts), provided that the Service Provider has obtained the prior approval of the Client before incurring any individual expense above $250 or aggregate expenses in excess of $500 in any month.”

2.7) The standard monthly fee as set out in Item 1 of the Schedule and the hourly rates as set out in Item 3 of the Schedule will be increased by the Service Provider in accordance with the Consumer Price Index (CPI) twice a year in June and December and the Service Provider reserves the right to conduct further reviews of its fees as the Service Provider sees fit. The Service Provider will advise the Client of any variations in excess of the Consumer Price Index in writing as soon as practicable after they come into effect. There will be no CPI indexation during the first 12 months of the agreement (that is the first CPI charge will be between 12 and 18 months from commencement).

2.8) Interest will be charged on any unpaid fees at the rate fixed from time-to-time under section 2 of the Penalty Interest Rates Act 1983 (Vic), from the period beginning 14 days after payment is due until the fees are paid by the Client to the Service Provider.

2.9) The Service Provider has the right to withhold services or terminate this agreement should outstanding fees exceed 60 days, by providing 48 hours written notice.

2.10) If either the Service Provider or the Client terminates this Agreement pursuant to clause 2.9 or clause 8, the Service Provider is entitled to its fees accrued for time spent at the hourly rates set out at Item 3 of the Schedule, up to the termination date.

2.11) The Service Provider will not commence Services unless and until the standard monthly fee for the first month’s services has been paid by the Client.

2.12) In the event that the Service Provider makes any claim to recover outstanding fees from the Client, the client shall indemnify the Service Provider for all legal costs incurred on a solicitor/client basis.

3 – DUTY OF CLIENT TO PROVIDE REASONABLE ACCESS

The Client agrees to provide the Service Provider, in a timely manner, reasonable access to all documents and other information that the Service Provider reasonably requires to complete the Services they have been engaged to provide to the Client.

4 – ACKNOWLEDGMENT BY THE CLIENT

The Client acknowledges and agrees that:

(a) The Service Provider relies upon the accuracy of the information provided by the Client to complete the services the Service Provider is engaged to provide;

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Letter of Engagement in relation to Proposal #CFO1507

(b)  The Service Provider may from time to time be required to present its files relating to its engagement under this Agreement to the Institute of Chartered Accountants, in order to comply with its quality control review program;

(c) The Service Provider may use client records belonging to the Client for the Service Provider’s internal training purposes;

(d)  The Service Provider will not be liable or responsible for any adverse consequences that result from a failure of the Client to provide to the Service Provider accurate documents or other information reasonably required by the Service Provider in a timely manner; and

(e) It shall indemnify the Service Provider from and against any claims or demands suffered or incurred by the Service Provider in connection with any failure by the Client to provide to the Service Provider accurate documents or other information reasonably required by the Service Provider.

5 – CONFIDENTIALITY AN INTELLECTUAL PROPERTY

5.1) Subject to clause 4(b) the Service Provider undertakes that it shall not either during the term of this Agreement or at any time thereafter (except as required by law or for the proper performance of this agreement) use or disclose to any person confidential information of or relating to the Client or its subsidiaries or any person with whom contact has been made as a result of this Agreement or any trade or business secrets which become knowledge while appointed in any capacity hereunder and will use its best endeavours to prevent the use or disclosure of any such information by third parties.

5.2) Provided that all fees have been paid by the Client and the Client is not otherwise in breach of this Agreement, the Service Provider shall return any documents, manuals, notes, computer software or any other form of information and all other property belonging to the Client on termination of this Agreement.

5.3) The Client acknowledges that all documents, charts, spreadsheets or other material created in relation to the provision of the Services and provided to the Client by the Service Provider is for the benefit of the Client only and shall not be provided to any person other than the Client’s officers, employees, agents and professional advisors without the express written permission of the Service Provider. The Service Provider accepts no responsibility to any third party for any material provided to a third party in contravention of this clause. The Client undertakes to inform its officers, employees, agents and professional advisors of the terms of this clause and ensure that those persons comply with this clause.

5.4) The Client acknowledges that the intellectual property in all documents, charts, spreadsheets or other material created in relation to the provision of the Services and provided to the Client by the Service Provider remains with the Service Provider and the Client shall not make use of or deal with any of that intellectual property without the prior consent of the Service Provider.

6 – INDEMNITY AND RELEASE

6.1) As a term of this Agreement, the Client agrees to indemnify the other party and to hold the Service Provider other party harmless from and against:

(a) all actions, claims, demands or proceedings which may be instituted against; and

(b)  all liabilities, losses, damages, costs and expenses (including reasonable legal costs and expenses) which may be suffered or incurred by the other party, in connection with or arising out of this Agreement.

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Letter of Engagement in relation to Proposal #CFO1507

6.2) The indemnity set out in this clause 6 will extend to the costs of investigations, preparing of and defending any actions, claims, demands or proceedings and any threatened litigation whether or not the other party is a party to those actions, claims, demands, proceedings or threatened litigation. For the purposes of this clause, the other party includes all related bodies corporate and the other party’s directors, employees and agents.

6.3) The Client agrees to indemnify and hold harmless the Service Provider, its affiliates, shareholders, officers, employees and agents from and against any loss, liability, claim, damage or expense, including reasonable attorneys’ fees, arising out of or in connection with this Agreement or the Services of Service Provider hereunder, except to the extent such liability, claim or expense is attributable to a material breach of this Agreement by the Service Provider, or the negligence or the intentional misconduct of the Service Provider, its officers, directors, employees and agents.

6.4) The Service Provider agrees to indemnify Client, its officers, directors, employees and agents from any liability, claim or expense, including reasonable Attorneys’ fees, arising out of or in connection with this Agreement to the extent that such liability, claim or expense is attributable to the negligence or intentional misconduct of the Service Provider in performing the Services under this Agreement.

6.5) The Service Provider affirms that they have current professional indemnity insurance.

6.6) The Client acknowledges and provides consent for The Service Provider to transfer Client Monies when due, including the transfer of monies within the Client group structure and any other entities which may be applicable over time. In accordance with APES 310 7.6 the Client consents to the Service Provider releasing the Client’s information to the Auditor of client monies or the member’s Professional Body.

7 – ADDITIONAL SERVICES – PROVISION OF STAFF

7.1)    The Client agrees that it will not, without the express written consent of a Director of the Service Provider, either during the Agreement or for a period of 12 months following the termination of the Agreement, induce or attempt to induce any employees of the Service Provider to leave the employment of the Service Provider or take up employment elsewhere. Should the Client breach this clause the matter will be resolved pursuant to clause 7.2 of this agreement.

7.2) Should the instance as described in clause 7.1 occur, the Client agrees to be invoiced the higher amount of the following;

(a)	70% of the value of all invoices raised in the 12 months;

(b)	70% of the value annualised invoices already invoiced;

(c)	50% of the employees end annual wage whilst at the Service Provider;

Within 14 days of the invoices being raised the Client can execute and engage an immediately starting service agreement with the Service Provider in writing enabling the amount to be paid in 12 equal portions on monthly basis. Should the 14 day notice period expire, or the Client does not engage the Service Provider in fulfilling the service agreement, notice will be provided by the Service Provider in writing and this amount will be payable in 30 days from the date of the notice.

8 – TERMINATION

In addition to the rights to terminate this Agreement set out in clause 1 and clause 2.9 of this Agreement, either party may terminate this Agreement immediately by the giving of written notice to the other party in the event that

(a)  the other party becomes insolvent (as that term is defined by section 95A of the Corporations Act 2001;

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Letter of Engagement in relation to Proposal #CFO1507

(b) the other party commits a breach of this Agreement, which breach is not capable of remedy;

(c) the other party commits a breach of this Agreement and fails to remedy such breach within 14 days of receiving a written notice setting out the nature of the breach and requiring that the breach be remedied.

9 – NOTICES

A notice to be given by a party to another party under this Agreement shall:

(a) be in writing;

(b)  be delivered to the address or email address of the recipient as set out in this Agreement or as varied by written notice; and

(c) be in the English language.

10 – GOODS AND SERVICES TAX (GST)

In addition to the fees payable by the Client pursuant to this Agreement the Client must also pay any GST arising in respect of the provision of the services.

11 – PRIVACY

11.1)  The Service Provider maintains a contact database in order to manage its dealings with its clients. The contact details of the Client held by the Service Provider have been obtained in the usual course of business dealings. Unless the Client advises the Service Provider otherwise, the Service Provider will continue to use the contact information regarding the Client in this way.

11.2) The Service Provider acknowledges that in providing its services to its customers, the Client has access to the personal information of its customers and is required to comply with the Privacy Act 1988 in relation to that personal information.

11.3) The Service Provider must:

(a) keep confidential all personal information and not disclose it to any third party except:

(i) as required by any court order or law; or

(ii) with the written consent of the Client; and

(b) take all precautions necessary to prevent accidental disclosure of any personal information.

11.4) The Service Provider must:

(a)  require all of his employees or contractors who may, in the course of the provision of the Services, have access to any personal information of the Client’s customers or employees, to enter into a confidentiality deed in a form reasonably required by the Client; and

(b)  not allow access to any personal information of the Client’s customers or employees to any employee or contractor who has not yet entered into a confidentiality deed in accordance with clause 11.4(a).

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Letter of Engagement in relation to Proposal #CFO1507

12 – ENTIRE AGREEMENT

This Agreement constitutes the entire agreement of the parties in respect of the matters dealt with in this Agreement and supersedes all prior agreements, understandings, undertakings and negotiations in respect of the matters dealt with in this Agreement.

13 – NO WAIVER

No failure to exercise and no delay in exercising any right, power or remedy under this agreement will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

14 – SEVERABILITY

A term or part of a term of this Agreement that is illegal or unenforceable may be severed from this Agreement and the remaining terms or parts of the term of this Agreement continue in force.

15 – VARIATION

Unless otherwise provided for in this Agreement, this Agreement shall not be changed or modified in any way subsequent to execution except in writing signed by or on behalf of the parties.

16 – GOVERNING LAW

16.1) This Agreement shall be governed by and construed in accordance with the laws of the State of Victoria.

16.2) The parties unconditionally submit to the jurisdiction of the courts of the State of Victoria and courts entitled to hear appeals from these courts.

17 – STANDARD SET FEE PER MONTH EXCLUSIVE OF GST

Scope Limitation

The scope of this engagement is limited to the existing entities. Seperate engagements will need to be approved for new programs or entities or extensions of existing programs.

Additional services are available upon request. If work outside the scope of this agreement is required or if the Seervice Provider agrees to perform work outside the scope of theis Service Agreement, the Service Provider will charge the Client a fee based on hourly rates set out in Item 3 of the schedule for such additional work.

We operate fixed fees, quoted in advance. Please refer to your Fees Schedule for a breakdown of these.

Unless otherwise agreed to the contrary our fees do not include the costs of any third party, counsel or other professional fees.

We reserve the right to charge interest on late paid invoices at the rate of 5% above RBA bank base rate. We also reserve the right to suspend our services or to cease to act for you on giving written notice if payment of any fees is unduly delayed. We intend to exercise these rights only where it is fair and reasonable to do so.

If you do not accept that an invoiced fee is fair and reasonable you must notify us within 21 days of receipt, failing which you will be deemed to have accepted that payment is due.

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18 – COMMUNICATION

Unless you instruct us otherwise we may, where appropriate, communicate with you and with third parties via email or by other electronic means. The recipient is responsible for virus checking emails and any attachments.

With electronic communication there is a risk of non-receipt, delayed receipt, inadvertent misdirection or interception by third parties. We use virus-scanning software to reduce the risk of viruses and similar damaging items being transmitted through emails or electronic storage devices. However electronic communication is not totally secure and we cannot be held responsible for damage or loss caused by viruses nor for communications which are corrupted or altered after despatch. Nor can we accept any liability for problems or accidental errors relating to this means of communication especially in relation to commercially sensitive material. These are risks you must bear in return for greater efficiency and lower costs. If you do not wish to accept these risks please let us know and we will communicate by paper mail, other than where electronic submission is mandatory.

Any communication by us with you sent through the post is deemed to arrive at your postal address two working days after the day that the document was sent.

21 – IMPEMENTATION

We will only assist with implementation of our advice if specifically instructed in writing.

22 – INTELLECTUAL PROPERTY RIGHTS

We will retain all copyright in any document prepared by us during the course of carrying out the engagement save where the law specifically provides otherwise.

23 – LIEN

Insofar as permitted to do so by law or professional guidelines, we reserve the right to exercise a lien over all funds, documents and records in our possession relating to all engagements for you until all outstanding fees and disbursements are paid in full.

24 – RETENTION OF RECORDS

You have a legal responsibility to retain documents and records relevant to your tax affairs. During the course of our work we may collect information from you and others relevant to your affairs. We will return any original documents to you if requested. Documents and records relevant to your affairs are required by law to be retained as follows:

25 – THIRD PARTY

Any advice we give you will be supplied on the basis that it is for your benefit only and shall not be disclosed to any third party in whole or part without our prior written consent. It may not be used or relied upon for any other purpose or by any other person other than you without our prior written consent. If our advice is disclosed to any third party (with or without our consent), then we accept no responsibility or liability to that third party for any consequences that may arise to them, should they rely on the advice.

If it is proposed that any documents or statement which refer to our name, are to be circulated to third parties, please consult us before they are issued.

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SCHEDULE OF SERVICES

Fee for services as outlined of 10,000.00 (+GST) per calendar month, with estimated Base Days as per the proposal.

Here are the individual terms related to the specific services you have signed up for.

Annual General Meeting - Prepare for, Attend, Follow up

AGM prepare for, attend, and follow up subsequent

ASX and ASIC Correspondence & Lodgements

Secure online ASX and ASIC lodgement service

Board meeting - prepare for, attend and follow up

The prepare for process starts at least 2 weeks ahead of the meeting, a half a day is scheduled for attendance of the meeting, and further time for the follow up matters including Minutes and Action items

Committee Meeting - Audit - Prepare for, Attend, Follow-up

Committee meetings

Audit committees have an essential role to play in ensuring the integrity and transparency of corporate reporting. The audit committee should review the integrity of the company’s financial reporting and oversee the independence of the external auditors. The Company Secretary will be the Secretary of the Audit Committee. Audit Committee meetings will be held not less than two times a year to enable the Committee to undertake its role effectively. In addition, typically, the Chairman is required to call a meeting of the Audit Committee if requested to do so by any member ...

Committee Meeting - Remuneration & Nomination - Prepare for, Attend, Follow-up

Remuneration& Nomination Committee meetings

Remuneration & Nomination committees have an essential role to play in ensuring the integrity and transparency. The Remuneration & Nomination committee should review the integrity of the company’s remuneration & nomination of Directors.

Company Secretarial

Outside of the various meetings to prepare for, attend and follow up is the various ASX, ASIC and other forms to prepared and lodged as well as other matters that can take days per year of month

ESOP Setup/Maintenance

ESOP Setup/Maintenance

Employee Share Scheme (ESS)

Employee Share Scheme(ESS)

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Annual Report (Incorporating Audit Report)

Annual Report (Incorporating Preliminary Financial 4E Report and Audit)

Half Year Report (Incorporating Auditor Review) - Appendix 4D

This report is subject to an Review opinion from the Company Auditor.

The report is required to be lodged within 60 days of the Half-Year end.

Quarterly - Appendix 4C / 5B

This is an unaudited cash report for the past quarter and year-to-date, together with a projection of the next quarters expenditure. This report, when required, is to be lodged within 1 month of the end of the quarter

Cashflow Forecast / Budget

We believe that every business should have a 3 year financial budget to plan where you want to be heading. This gives direction to the board and the entire team as to what the business is trying to achieve so you are all working in sync. We’ll also create, manage and update a rolling 12 month 3 way forecast of profit & loss, cashflow and the balance sheet so you always know what the future financial performance and position of the business looks like, based on what we already know today (committed sales and costs). This is about bringing the future into the present so you can do something about it.

Income Tax Return

Provide assistance to the company’s Tax Agent in the preparation of the annual income tax return for the company. Includes ATO related dealings and correspondence.

Month End Reports

Rather than a set of accounts just once a year, you receive a fully reconciled set of accounts each month or each quarter, with a report pack containing your Profit & Loss account, Balance Sheet, Aged Debtors & Creditors, Cashflow Summary and an Executive Summary giving you the top-level information. We can also add in any further reports required (budget analysis, departmental reporting etc). Alongside the report pack, the main value we add is our analysis and commentary on the monthly or quarterly performance, as your external trusted advisers.

Payroll

Monthly preparation and filing of the company payroll to ATO, providing payslips to employees, paying superannuation and payroll taxes. Calculation is based on a stable permanent workforce.

Monthly Accounting

Monthly Accounting including compilation of workpapers, accruals, depreciation and amortisation.

Accounts Payable and Supplier Payments

Once your supplier invoices are in Xero, they need paying. We’ll use our experience to manage suppliers to get you the best possible payment terms and then log in to your online banking to set up the payment, ready for your approval.

Financial compliance isn’t getting any less demanding. The relentless focus on good governance isn’t going away The CFO Solution is the peace of mind & comfort that listed companies have been searching for.	Page 15 of 17

Letter of Engagement in relation to Proposal #CFO1507

BAS Returns

We will be preparing and submitting your monthly or quarterly BAS returns ongoing, meaning that you will be well aware of your BAS liabilities and keep the ATO-man happy!

Bookkeeping and Bank Reconciliation

In order to ensure you have up to date lists of receivables and payables, and up to date financial reporting, we’ll login to your Xero accounting system regular and reconcile the bank transactions so you can rely on the accuracy of the information.

Financial compliance isn’t getting any less demanding. The relentless focus on good governance isn’t going away The CFO Solution is the peace of mind & comfort that listed companies have been searching for.	Page 16 of 17

Letter of Engagement in relation to Proposal #CFO1507

CONFIRMATION

●	This letter supersedes any previous engagement letter. Once it has been agreed, this letter will remain effective until it is replaced.

●	You or we may vary or terminate our authority to act on your behalf at any time without penalty. Notice of variation or termination must be given in writing.

●	We would be grateful if you could confirm your agreement to the terms of this letter by signing the enclosed copy and returning it to us immediately.

●	If this letter is not in accordance with your understanding of the scope of our engagement or your circumstances have changed, please let us know.

●	This letter should be read in conjunction with the firm’s standard terms and conditions.

Please sign and return the attached copy of this letter to indicate that it is in accordance with your understanding of the arrangements. This letter will be effective for future years unless we advise you of any change.

Yours sincerely,

Phillip Hains

/s/ Christian Dal Cin	/s/ Paul Hopper
Christian Dal Cin Operations Manager The CFO Solution	Paul Hopper Chairman Radiopharm Theranostics Limited

Financial compliance isn’t getting any less demanding. The relentless focus on good governance isn’t going away The CFO Solution is the peace of mind & comfort that listed companies have been searching for.	Page 17 of 17